UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Harpoon Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

41358P 10 6

(CUSIP Number)

Ansbert Gadicke

MPM Asset Management

450 Kendall Street

Cambridge, MA 01242

Telephone: (617) 425-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 41358P 10 6

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures 2014, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,657,097
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,657,097
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,657,097
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.2%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)

This schedule is filed by MPM BioVentures 2014, L.P. (“BV 2014”), MPM BioVentures 2014 (B), L.P. (“BV 2014(B)”), MPM Asset Management Investors BV2014 LLC (“AM BV2014 LLC”), MPM Asset Management LLC (“AM LLC”), UBS Oncology Impact Fund L.P. (“UBS Oncology”), MPM BioVentures 2014 GP LLC (“BV 2014 GP”), MPM BioVentures 2014 LLC (“BV 2014 LLC”), Oncology Impact Fund (Cayman) Management LP (“Oncology Cayman”), MPM Oncology Impact Management LP (“Oncology LP”) and MPM Oncology Impact Management GP LLC (“Oncology GP”) (collectively, the “MPM Entities”) and Ansbert Gadicke, Luke Evnin and Todd Foley (collectively, the “Listed Persons” and together with the MPM Entities, the “Filing Persons”). The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

This percentage is calculated based upon 32,410,789 shares of the Issuer’s common stock outstanding as of March 10, 2021, as reported in the Issuer’s definitive Proxy Statement on Schedule 14A filed on March 24, 2021.

CUSIP No. 41358P 10 6

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures 2014 (B), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 152,470
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 152,470
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 152,470
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.5%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

This percentage is calculated based upon 32,410,789 shares of the Issuer’s common stock outstanding as of March 10, 2021, as reported in the Issuer’s definitive Proxy Statement on Schedule 14A filed on March 24, 2021.

CUSIP No. 41358P 10 6

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM Asset Management Investors BV2014 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 96,376
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 96,376
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,376
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.3%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

This percentage is calculated based upon 32,410,789 shares of the Issuer’s common stock outstanding as of March 10, 2021, as reported in the Issuer’s definitive Proxy Statement on Schedule 14A filed on March 24, 2021.

CUSIP No. 41358P 10 6

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM Asset Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 253,688
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 253,688
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 253,688
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.8%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

This percentage is calculated based on 32,410,789 shares of the Issuer’s Common Stock outstanding as of March 10, 2021, as reported in the Issuer’s definitive Proxy Statement on Schedule 14A filed on March 24, 2021.

CUSIP No. 41358P 10 6

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) UBS Oncology Impact Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,401,827
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,401,827
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,401,827
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 10.5%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

This percentage is calculated based upon 32,410,789 shares of the Issuer’s common stock outstanding as of March 10, 2021, as reported in the Issuer’s definitive Proxy Statement on Schedule 14A filed on March 24, 2021.

CUSIP No. 41358P 10 6

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures 2014 GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,809,567(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,809,567(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,809,567(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.7%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 2,657,097 shares of Common Stock held by BV 2014 and 152,470 shares held by BV 2014(B). BV 2014 GP and BV 2014 LLC are the direct and indirect general partners of BV 2014 and BV 2014(B).
(3)

This percentage is calculated based upon 32,410,789 shares of the Issuer’s common stock outstanding as of March 10, 2021, as reported in the Issuer’s definitive Proxy Statement on Schedule 14A filed on March 24, 2021.

CUSIP No. 41358P 10 6

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM BioVentures 2014 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,905,943(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,905,943(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,905,943(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.0%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 2,657,097 shares of Common Stock held by BV 2014, 152,470 shares held by BV 2014(B) and 96,376 shares held by AM BV2014 LLC. BV 2014 GP and BV 2014 LLC are the direct and indirect general partners of BV 2014 and BV 2014(B). BV 2014 LLC is the manager of AM BV2014 LLC.

(3)

This percentage is calculated based upon 32,410,789 shares of the Issuer’s common stock outstanding as of March 10, 2021, as reported in the Issuer’s definitive Proxy Statement on Schedule 14A filed on March 24, 2021.

CUSIP No. 41358P 10 6

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Oncology Impact Fund (Cayman) Management LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,401,827(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,401,827(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,401,827(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 10.5%(3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of shares held by UBS Oncology. Oncology GP is the general partner of Oncology LP, the General Partner of Oncology (Cayman), the General Partner of UBS Oncology.
(3)

This percentage is calculated based upon 32,410,789 shares of the Issuer’s common stock outstanding as of March 10, 2021, as reported in the Issuer’s definitive Proxy Statement on Schedule 14A filed on March 24, 2021.

CUSIP No. 41358P 10 6

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM Oncology Impact Management LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,401,827(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,401,827(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,401,827(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 10.5%(3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of shares held by UBS Oncology. Oncology GP is the general partner of Oncology LP, the General Partner of Oncology (Cayman), the General Partner of UBS Oncology.
(3)

This percentage is calculated based upon 32,410,789 shares of the Issuer’s common stock outstanding as of March 10, 2021, as reported in the Issuer’s definitive Proxy Statement on Schedule 14A filed on March 24, 2021.

CUSIP No. 41358P 10 6

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MPM Oncology Impact Management GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,401,827(2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 3,401,827(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,401,827(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 10.5%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Consists of shares held by UBS Oncology. Oncology GP is the general partner of Oncology LP, the General Partner of Oncology (Cayman), the General Partner of UBS Oncology.
(3)

This percentage is calculated based upon 32,410,789 shares of the Issuer’s common stock outstanding as of March 10, 2021, as reported in the Issuer’s definitive Proxy Statement on Schedule 14A filed on March 24, 2021.

CUSIP No. 41358P 10 6

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Ansbert Gadicke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,561,458(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,561,458(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,561,458(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 20.2%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 2,657,097 shares held by BV 2014, 152,470 shares held by BV 2014(B), 96,376 shares held by AM BV 2014 LLC, 253,688 shares held by AM LLC and 3,401,827 shares held by UBS Oncology. The Reporting Person is a managing director of BV 2014 LLC and a member of AM LLC and the managing director of Oncology GP.

(3)

This percentage is calculated based upon 32,410,789 shares of the Issuer’s common stock outstanding as of March 10, 2021, as reported in the Issuer’s definitive Proxy Statement on Schedule 14A filed on March 24, 2021.

CUSIP No. 41358P 10 6

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Luke Evnin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,159,631(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,159,631(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,159,631(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.7%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes 2,657,097 shares held by BV 2014, 152,470 shares held by BV 2014(B), 96,376 shares held by AM BV 2014 LLC and 253,688 shares held by AM LLC. The Reporting Person is a managing director of BV 2014 LLC and a member of AM LLC.

(3)

This percentage is calculated based upon 32,410,789 shares of the Issuer’s common stock outstanding as of March 10, 2021, as reported in the Issuer’s definitive Proxy Statement on Schedule 14A filed on March 24, 2021.

CUSIP No. 41358P 10 6

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Todd Foley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,905,943(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,905,943(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,905,943(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.0%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Includes 2,657,097 shares held by BV 2014, 152,470 shares held by BV 2014(B) and 96,376 shares held by AM BV 2014 LLC. The Reporting Person is a managing director of BV 2014 LLC.
(3)

This percentage is calculated based upon 32,410,789 shares of the Issuer’s common stock outstanding as of March 10, 2021, as reported in the Issuer’s definitive Proxy Statement on Schedule 14A filed on March 24, 2021.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed as an amendment to the initial statement on Schedule 13D relating to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Harpoon Therapeutics, Inc. (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2019, as amended by Amendment No. 1 filed February 16, 2021 (as amended, the “Original Schedule 13D”). This Schedule 13D/A is being filed by the Filing Persons to report the open market sales of shares of the Issuer’s Common Stock by certain Filing Persons.

Items 4, 5 and 7 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 2 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

The MPM Entities sold an aggregate of 575,270 shares of Common Stock in open market transactions from April 9, 2021 through May 4, 2021 for aggregate gross proceeds of $12,599,768.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The following information with respect to the ownership of the Common Stock of the Issuer by the Filing Persons is provided as of May 5, 2021:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
BV 2014	2,657,097	2,657,097	0	2,657,097	0	2,657,097	8.2%
BV 2014(B)	152,470	152,470	0	152,470	0	152,470	0.5%
AM BV 2014 LLC	96,376	96,376	0	96,376	0	96,376	0.3%
AM LLC	253,688	253,688	0	253,688	0	253,688	0.8%
UBS Oncology	3,401,827	3,401,827	0	3,401,827	0	3,401,827	10.5%
BV 2014 GP(2)	0	0	2,809,567	0	2,809,567	2,809,567	8.7%
BV 2014 LLC(3)	0	0	2,905,943	0	2,905,943	2,905,943	9.0%
Oncology Cayman(4)	0	0	3,401,827	0	3,401,827	3,401,827	10.5%
Oncology LP(4)	0	0	3,401,827	0	3,401,827	3,401,827	10.5%
Oncology GP(4)	0	0	3,401,827	0	3,401,827	3,401,827	10.5%
Ansbert Gadicke(5)	0	0	6,561,458	0	6,561,458	6,561,458	20.2%
Luke Evnin(6)	0	0	3,159,631	0	3,159,631	3,159,631	9.7%
Todd Foley(7)	0	0	2,905,943	0	2,905,943	2,905,943	9.0%

(1)

This percentage is calculated based upon 32,410,789 shares of the Issuer’s common stock outstanding as of March 10, 2021, as reported in the Issuer’s definitive Proxy Statement on Schedule 14A filed on March 24, 2021.

(2)	Includes securities held by BV 2014 and BV 2014(B). BV 2014 GP and BV 2014 LLC are the direct and indirect general partners of BV 2014 and BV 2014(B).
(3)

Includes securities held by BV 2014, BV 2014(B) and AM BV2014 LLC. BV 2014 GP and BV 2014 LLC are the direct and indirect general partners of BV 2014 and BV 2014(B). BV 2014 LLC is the manager of AM BV2014 LLC.

(4)	Includes shares held by UBS Oncology. Oncology GP is the general partner of Oncology LP, the General Partner of Oncology (Cayman), the General Partner of UBS Oncology.
(5)

Includes securities held by BV 2014, BV 2014(B), AM BV 2014 LLC, AM LLC and UBS Oncology. The Reporting Person is a managing director of BV 2014 LLC, a member of AM LLC and the managing director of Oncology GP.

(6)	Includes securities held by BV 2014, BV 2014(B), AM BV2014 LLC and AM LLC. The Reporting Person is a managing director of BV 2014 LLC and a member of AM LLC.
(7)	Includes securities held by BV 2014 and BV 2014(B) and AM BV2014 LLC. The Reporting Person is a managing director of BV 2014 LLC.

(c) The Reporting Persons sold the following shares of Common Stock in the open market in the sixty days preceding the date of this filing:

Date of Sale	Price Range	Average Price	Sold by BV 2014	Sold by AM BV 2014 LLC	Sold by AM LLC	Sold by UBS Oncology
4/9/2021	$23.45-$24.20	$23.67	9,939	361
4/12/2021	$20.25-$21.24	$20.72			1,637	11,891
4/12/2021	$21.25-$22.10	$21.52			811	5,889
4/12/2021	$22.63-$22.72	$22.68			48	352
4/13/2021	$18.89-$19.88	$19.35			1,657	12,035
4/13/2021	$19.89-$20.50	$20.08			286	2,076
4/14/2021	$19.44-$20.39	$20.06			121	879
4/14/2021	$20.52-$21.18	$20.83			1,550	11,256
4/15/2021	$20.15-$20.99	$20.49			1,052	7,644
4/16/2021	$19.41-$20.24	$19.82			672	4,875
4/16/2021	$20.56	$20.56			36	264
4/19/2021	$19.00-$19.83	$19.29			1,205	8,751
4/19/2021	$20.08	$20.08			12	88
4/20/2021	$18.03-$19.01	$18.70			2,592	18,823
4/20/2021	$19.03-$19.15	$19.09			101	733
4/21/2021	$18.40-$19.33	$18.94			1,019	7,398
4/21/2021	$19.40-$19.57	$19.48			67	488
4/27/2021	$20.08-$21.07	$20.99			424	3,077
4/27/2021	$21.08-$21.49	$21.26			1,008	7,320
4/28/2021	$20.92-$21.91	$21.64			1,721	12,498
4/28/2021	$21.93-$22.155	$22.01			4,454	32,349
4/29/2021	$21.32-$22.31	$22.02			5,508	40,003
4/29/2021	$22.36-$22.74	$22.54			2,636	19,145
4/30/2021	$21.825-$22.63	$22.35			32,437	235,586
5/3/2021	$22.37-$23.35	$23.03			3,190	23,175
5/3/2021	$23.38-$23.57	$23.45			533	3,868
5/4/2021	$22.29-$23.27	$23.03			3,174	23,056
5/4/2021	$23.29-$23.40	$23.33			424	3,076

	Total		9,393	361	68,375	496,595

The information provided and incorporated by reference in Item 3 and Item 6 is hereby incorporated by reference in this Item 5.

(d) Inapplicable.

(e) Inapplicable.

Item 7.	Material to Be Filed as Exhibits

C. Agreement regarding filing of joint Schedule 13D.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2021

MPM BIOVENTURES 2014, L.P.

By: MPM BioVentures 2014 GP LLC,
its General Partner
By: MPM BioVentures 2014 LLC,
Its Managing Member

By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke
Title: Managing Director Member

MPM BIOVENTURES 2014 (B), L.P.

By: MPM BioVentures 2014 GP LLC,
its General Partner
By: MPM BioVentures 2014 LLC,
Its Managing Member

By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke
Title: Managing Director

MPM ASSET MANAGEMENT INVESTORS BV 2014 LLC

By: MPM BioVentures 2014 LLC
Its: Manager

By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke
Title: Managing Director

MPM ASSET MANAGEMENT LLC

By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke
Title: Member

MPM BIOVENTURES 2014 GP, LLC

By: MPM BioVentures 2014 LLC,
Its Managing Member

By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke
Title: Managing Director

MPMBIOVENTURES 2014 LLC

By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke
Title: Managing Director

UBS ONCOLOGY IMPACT FUND, L.P.

By: Oncology Impact Fund (Cayman) Management L.P.,
its General Partner
By: MPM Oncology Impact Management LP,
Its General Partner
By: MPM Oncology Impact Management GP LLC
Its General Partner

By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke
Title: Managing Director

ONCOLOGY IMPACT FUND (CAYMAN) MANAGEMENT L.P.

By: MPM Oncology Impact Management LP,
Its General Partner
By: MPM Oncology Impact Management GP LLC
Its General Partner

By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke
Title: Managing Director

MPM ONCOLOGY IMPACT MANAGEMENT LP

By: MPM Oncology Impact Management GP LLC
Its General Partner

By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke
Title: Managing Director

MPM ONCOLOGY IMPACT MANAGEMENT GP LLC

By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke
Title: Managing Director

By:	/s/ Todd Foley
Name: Todd Foley

By:	/s/ Luke Evnin
Name: Luke Evnin

By:	/s/ Ansbert Gadicke
Name: Ansbert Gadicke

Exhibit Index

C.	Agreement regarding filing of joint Schedule 13D.